Via Edgar

October 7, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vox Royalty Corp. (CIK No. 0001907909)
Registration Statement on Form 40FR12B
Filed June 27, 2022
File No. 001-41437

Ladies and Gentlemen:

Vox Royalty Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of the Company’s above-referenced Registration Statement on Form 40FR12B, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 27, 2022, so that it may become effective at 4:00 p.m., Eastern Daylight Time, on October 7, 2022, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact Adrian Cochrane, VP, Legal Affairs & General Counsel of the Company at 786-799-4087 or via e-mail at adrian@voxroyalty.com or our outside legal counsel from K&L Gates, LLP, Christopher Cunningham at 206-370-7639 or via email at chris.cunningham@klgates.com. The Company hereby authorizes each of Mr. Cochrane and Mr. Cunningham (and either one of them) to orally modify or withdraw this request for acceleration.

Respectfully,

VOX ROYALTY CORP.

By:	/s/ Kyle Floyd
Name:	Kyle Floyd
Title:	Chief Executive Officer

cc:	Christopher Cunningham (K&L Gates LLP)

Vox Royalty Corp.
66 Wellington Street West, Suite 5300, TD Bank Tower, Toronto, Ontario M5K 1E6